UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
    Carlino, Robert V.
   2300 Windy Ridge Parkway
   Suite 100, North
   Atlanta, Georgia  30339-8426
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   01/28/96
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   The Profit Recovery Group International, Inc.
   PRGX
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
Executive Vice President-U.S. Operations (The Profit Recovery Group International I, Inc.)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock, no par value per share       |300                   |D               |Jointly, with wife                             |
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Common Stock, no par value per share       |100                   |I               |By son                                         |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option to Purchase Commo|*        |01/03/07 |Common Stock           |15,000   |$14.75    |D            |                           |
n Stock                 |         |         |                       |         |          |             |                           |
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Option to Purchase Commo|**       |7/31/06  |Common Stock           |12,500   |$19.875   |D            |                           |
n Stock                 |         |         |                       |         |          |             |                           |
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Option to Purchase Commo|***      |3/26/06  |Common Stock           |10,000   |$11.00    |D            |                           |
n Stock                 |         |         |                       |         |          |             |                           |
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Option to Purchase Commo|****     |5/18/05  |Common Stock           |20,000   |$5.30     |D            |                           |
n Stock                 |         |         |                       |         |          |             |                           |
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
Explanation of Responses:
*  The Option vests and becomes exercisable as follows, on a cumulative basis:
First Anniversary of Grant Date (January 3, 1998) 20 %, Second
Anniversary of Grant Date 40 %, Third Anniversary of Grant Date 60 %, Fourth Anniversary of Grant Date 80 %, and Fifth Anniversary of Grant
Date 100 %.
**  The Option vests and becomes exercisable as follows, on a cumulative basis:
 First Anniversary of Grant Date (July 31, 1997) 20 %, Second
Anniversary of Grant Date 40 %, Third Anniversary of Grant Date 60 %, Fourth Anniversary of Grant Date 80 %, and Fifth Anniversary of Grant
Date 100 %.
*** The Option vests and becomes exercisable as follows, on a cumulative basis: First Anniversary of Grant Date (March 26, 1997) 20 %, Second Anniversary of Grant Date 40 %, Third Anniversary of Grant Date 60 %, Fourth Anniversary of Grant Date 80 %, and Fifth Anniversary of Grant
Date 100 %.
**** The Option vests and becomes exercisable as follows, on a cumulative basis: First Anniversary of Grant Date (May 18, 1996) 20 %, Second
Anniversary of Grant Date 40 %, Third Anniversary of Grant Date 60 %, Fourth Anniversary of Grant Date 80 %, and Fifth Anniversary of Grant
Date 100 %.

SIGNATURE OF REPORTING PERSON
Robert V. Carlino
DATE
February 6, 1997